DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 24, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

Date 09/05/2007

Dear Sir or Madam,

REFERENCE: 34952
Dyno Nobel Limited – Filing Pursuant to Rule 12g3-2(b) Exemption

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** an announcement lodged with the Australian Stock Exchange.

Yours faithfully,

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: +612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

dlw 5/18

BNP PARIBAS
SECURITIES SERVICES

Date: 3-May-07

The Manager
Listings Department
Australian Stock Exchange Limited

No. of Pages (incl.): 4

NOTICE OF INITIAL SUBSTANTIAL HOLDER

Dear Sir/Madam,

Pursuant to Section 671B of the Corporations Law, AMP Limited discloses a substantial holding in Dyno Nobel Limited.

The enclosed ASIC Form 603 discloses all required details.

Yours faithfully,

Justin Christopher
Head of Custody
BNP Paribas Securities Services
Phone: 02 9222 0029

BNP PARIBAS FUND SERVICES AUSTRALASIA PTY LTD
Level 6 60 Castlereagh Street Sydney NSW 2000 Australia
PO BOX R209 Royal Exchange NSW 1225 Australia
Tel: +61 2 9222 0000 - Fax: +61 2 9222 0255
ABN 71 002 655 674

Form 603
Corporations Law
Section 671B
Notice of Initial Substantial Holder

To: **Dyno Nobel Limited**

ACN/ARSN: 117 733 463

1. Details of substantial holder

Name: AMP Limited (ACN 079 354 519) and its related bodies corporate.

The holder became a substantial holder on 01-May-2007

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest on the date the substantial holder became a substantial holder are as follows:

Class of securities	*Number of Securities*	*Persons' votes*	*Voting power*
Fully Paid Ordinary	42,328,550	42,328,550	5.19%

3. Details of relevant interests

The nature of relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	*Nature of relevant interests*	*Class and number of securities*	*Person's votes affected*
AMP Life Limited ("AMP Life")	AMP Life is entitled to be the registered holder of the class and number of securities listed beside its name. AMP Life is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 13,973,686	13,973,686
AMP Capital Investors Limited ('AMP Capital')	AMP Capital, in its capacity as the investment manager for the persons or trusts listed besides its name in Paragraph 4, has the power to control voting and/or the disposal of securities. AMP Capital is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 17,670,496	17,670,496
AMP Capital Investors Limited as Responsible Entity of the EFM Australian Share Fund 2	AMP Capital Investors Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 2,764,079	2,764,079
AMP Capital Investors Limited as Responsible Entity of the EFM Australian Share Fund 6	AMP Capital Investors Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 4,067,630	4,067,630
AMP Capital Investors Limited as Responsible Entity of the EFM Listed Property Fund 7	AMP Capital Investors Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 1,750,915	1,750,915
AMP Capital Investors Limited as Future Directions Australian Share Fund	AMP Capital Investors Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 2,101,744	2,101,744
		Total:	42,328,550

4. Details of present registered holders
The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	*Registered holder of securities*	*Person entitled to be registered as holder*	*Class and number of securities*	*Person's votes affected*
AMP Life Limited	AMP Life Limited	AMP Life Limited	Fully Paid Ordinary: 13,973,686	13,973,686
AMP Capital Investors Limited	Cogent Nominees Pty Limited <SMP Accounts>	Cogent Nominees Pty Limited <SMP Accounts>	Fully Paid Ordinary: 7,445,212	7,445,212
	Cogent Nominees Pty Limited	Cogent Nominees Pty Limited	Fully Paid Ordinary: 571,704	571,704

	Goldman Sachs	AMP Capital Investors Australian Equity Long Short Fund	Fully Paid Ordinary: 102,636	102,636
	JP Morgan Nominees Australia Limited	Stichting Pensionfonds ABP	Fully Paid Ordinary: 14,192	14,192
	JP Morgan Nominees Australia Limited	LAMP	Fully Paid Ordinary: 5,450,662	5,450,662
	JP Morgan Nominees Australia Limited	QLD Local Government Superannuation Board	Fully Paid Ordinary: 103,258	103,258
	JP Morgan Nominees Australia Limited	ARIA	Fully Paid Ordinary: 1,094,247	1,094,247
	JP Morgan Nominees Australia Limited	State Authority Superannuation Enhanced Index Share Fund	Fully Paid Ordinary: 449,112	449,112
	National Nominees Pty Limited	Government Employees Superannuation Board	Fully Paid Ordinary: 345,681	345,681
	National Nominees Pty Limited	Government Employees Superannuation Board of WA - Sustainable Fund	Fully Paid Ordinary: 470,590	470,590
	National Nominees Pty Limited	Equipsuper	Fully Paid Ordinary: 1,623,202	1,623,202
AMP Capital Investors Limited as Responsible Entity of the EFM Australian Share Fund 2	Cogent Nominees Pty Limited	AMP Capital Investors Limited	Fully Paid Ordinary: 2,764,079	2,764,079
AMP Capital Investors Limited as Responsible Entity of the EFM Australian Share Fund 6	Cogent Nominees Pty Limited	AMP Capital Investors Limited	Fully Paid Ordinary: 4,067,630	4,067,630
AMP Capital Investors Limited as Responsible Entity of the EFM Australian Share Fund 7	Cogent Nominees Pty Limited	AMP Capital Investors Limited	Fully Paid Ordinary: 1,750,915	1,750,915
AMP Capital Investors Limited as Future Directions Australian Share Fund	Cogent Nominees Pty Limited	AMP Capital Investors Limited	Fully Paid Ordinary: 2,101,744	2,101,744
			Total:	42,328,550

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	*Date of acquisition*	*Consideration*	*Class and number of securities*
AMP Capital Investors Limited	6-Mar-2007 to 30-Apr-2007	$11,361,435.27	Fully Paid Ordinary 4,724,510
AMP Life Limited	3-Jan-2007 to 1-May-2007	$25,663,716.85	Fully Paid Ordinary 10,664,708
ARIA Scheme	24-Apr-2007 to 1-May-2007	$2,789,503.17	Fully Paid Ordinary 1,154,797
Cogent Nominees Pty Limited	3-Jan-2007 to 28-Mar-2007	$512,521.28	Fully Paid Ordinary 210,773
Cogent Nominees Pty Limited <SMP Accounts>	15-Jan-2007 to 28-Mar-2007	$17,449,282.75	Fully Paid Ordinary 7,216,437
Equipsuper	12-Jan-2007 to 28-Mar-2007	$4,028,982.97	Fully Paid Ordinary 1,684,938
Government Employees Superannuation Board	15-Jan-2007 to 1-May-2007	$3,352,184.15	Fully Paid Ordinary 1,366,271
LAMP	3-Jan-2007 to 28-Mar-2007	$10,052,930.26	Fully Paid Ordinary 4,197,662
Queensland Local Government Superannuation Board	15-Jan-2007 to 28-Mar-2007	$675,895.80	Fully Paid Ordinary 273,258
Stichting Pensioenfolds - ABP	15-Jan-2007 to 28-Mar-2007	$2,943,155.74	Fully Paid Ordinary 1,190,192
Stichting Pensioenfolds Hoogovens	15-Jan-2007 to 23-Jan-2007	$353,879.74	Fully Paid Ordinary 143,000

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN (if applicable)	*Nature of association*
AMP Life Limited (ACN 079 300 379)	Related bodies corporate of AMP Limited under Part 1.2 of the Corporations Law.
AMP Capital Investors Limited (ACN 001 777 591)	Related bodies corporate of AMP Limited under Part 1.2 of the Corporations Law.

7. Addresses

The addresses of persons named in this form are as follows:

Name	*Address*
AMP Life Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
AMP Capital Investors Limited	Level 22, 33 Alfred Street, Sydney NSW 2000
Cogent Nominees Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
Equipsuper	171 Flinders Street, Melbourne VIC 3000
Goldman Sachs Asia LLC	68th Floor, 2 Queens Road, Central Hong Kong
Government Employee Superannuation Board	PO Box J755, Perth WA 6842
JP Morgan Nominees Australia Limited	259 George Street, Sydney NSW 2000
National Nominees Pty Limited	271 Collins Street, Melbourne VIC 3000
State Authority Superannuation Enhanced Index Share Fund	Level 14, 83 Clarence Street, Sydney NSW 2000
Stichting Pensioenfonds ABP	PO Box 10,000, 1970 CA IJmuiden, The Netherlands

This Initial Substantial Holder Notice (ASIC Form 603) comprises 3 page/s in total.

DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 24, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

Date 09/05/2007

Dear Sir or Madam,

REFERENCE: 34952
Dyno Nobel Limited – Filing Pursuant to Rule 12g3-2(b) Exemption

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** an announcement lodged with the Australian Stock Exchange.

Yours faithfully,

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: +612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Dyno Nobel Limited
ABN: 44 117 733 463

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Geoffrey Allan Tomlinson
Date of last notice	12 April 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	27 April 2007
No. of securities held prior to change	42,194 shares
Class	Ordinary fully paid shares
Number acquired	509
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2.32
No. of securities held after change	42,703 shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares issued pursuant to the terms and conditions of the Dyno Nobel Limited Dividend Reinvestment Plan (DRP).

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

J Lyall-Anderson

JULIANNE LYALL-ANDERSON
COMPANY SECRETARY
Date: 4 May 2007

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Dyno Nobel Limited
ABN: 44 117 733 463

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Ian Richards
Date of last notice	11 September 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	27 April 2007
No. of securities held prior to change	Of the total 3,809,154 fully paid ordinary shares held: 353,941 fully paid ordinary shares are held under the Peter Richards Superannuation Fund. 3,455,213 are held by Peter Richards. 5,000,000 options issued under the Company's Executive Share Option Plan.
Class	Ordinary fully paid shares
Number acquired	43,985 shares
Number disposed	0

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2.32
No. of securities held after change	Of the total 3,853,138 fully paid ordinary shares held: 356,226 fully paid ordinary shares are held under the Peter Richards Superannuation Fund. 3,496,912 are held by Peter Richards. 5,000,000 options issued under the Company's Executive Share Option Plan.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares issued pursuant to the terms and conditions of the Dyno Nobel Limited Dividend Reinvestment Plan (DRP).

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

J Lyall-Anderson

JULIANNE LYALL-ANDERSON
COMPANY SECRETARY
Date: 4 May 2007

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Dyno Nobel Limited
ABN: 44 117 733 463

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Rodney Harold Keller
Date of last notice	12 April 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	27 April 2007
No. of securities held prior to change	21,097 shares
Class	Ordinary fully paid shares
Number acquired	254
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2.32

+ See chapter 19 for defined terms.

No. of securities held after change	21,351 shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares issued pursuant to the terms and conditions of the Dyno Nobel Limited Dividend Reinvestment Plan (DRP).

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

J Lyall-Anderson

JULIANNE LYALL-ANDERSON
COMPANY SECRETARY
Date: 4 May 2007

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Dyno Nobel Limited
ABN: 44 117 733 463

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Edward Wills
Date of last notice	18 August 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Billsale Pty Limited – A Private Family Company
Date of change	27 April 2007
No. of securities held prior to change	20,000 shares
Class	Ordinary fully paid shares
Number acquired	241
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2.32
No. of securities held after change	20,241 shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares issued pursuant to the terms and conditions of the Dyno Nobel Limited Dividend Reinvestment Plan (DRP).

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

J Lyall-Anderson

JULIANNE LYALL-ANDERSON
COMPANY SECRETARY
Date: 4 May 2007

END

+ See chapter 19 for defined terms.